ALLEGHENY INVESTMENTS, LTD.

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-01-57662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, LTD

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road Suite 100

(No. and Street)

Pittsburgh	PA	15237
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan A. Kuhn, President   412-367-3880

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, P.C.

(Name – *if individual, state last, first, middle name*)

2009 Mackenzie Way, Ste 340	Cranberry	PA	16066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jonathan A. Kuhn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, LTD, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Renea S. Tomasko, Notary Public
Chippewa Twp., Beaver County
My Commission Expires April 28, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Treasury

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2016

	Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 10
Supplementary Information	11 - 12



SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Allegheny Investments, Ltd.

We have audited the accompanying statement of financial condition of Allegheny Investments, Ltd. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Allegheny Investments, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Allegheny Investments, Ltd.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Allegheny Investments, Ltd.'s financial statements. The Supplemental Information is the responsibility of Allegheny Investments, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 28, 2017

S.R. Snodgrass, P.C. • 2009 Mackenzie Way, Suite 340 • Cranberry Township, Pennsylvania 16066 • Phone: 724-934-0344 • Fax: 724-934-0345

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	75,662
Deposits held in accounts with clearing organization		65,142
Trading securities		1,517,898
Receivables from clearing organization		859,594
Other receivables		98,076
Furniture and fixtures - net of accumulated depreciation of $343,520		297,316
Intangible assets - net of accumulated amortization of $32,250		53,750
Prepaid expenses		111,345
Total assets	$	3,078,783

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued advisor payout	$	602,263
Accounts payable - related party		1,291,515
Accrued expenses and other liabilities		86,194
Total liabilities		1,979,972

STOCKHOLDERS' EQUITY

Common stock - voting; no par value; 100,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding		33,750
Paid-in capital		116,430
Retained earnings		963,062
Treasury stock, 66 shares at cost		(14,431)
Total stockholders' equity		1,098,811
	$	3,078,783

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
DECEMBER 31, 2016

REVENUES

Service Fees and Commissions on investment company shares	$	12,291,157
Commissions on asset management fees		1,537,273
Commissions on annuities		1,245,955
Commissions on partnership interests		292,768
Commissions on insurance		72,903
Commissions on securities		63,710
Revenue share from clearing firm		316,707
Loss on trading securities		(5,464)
Rental income		11,751
Dividend income		18,294
Interest income		3,242
TOTAL REVENUES		15,848,296

EXPENSES

Employee compensation and benefits	13,555,764
Brokerage fees	522,245
Occupancy & equipment	434,266
Travel & entertainment	245,230
Communication & technology	242,925
Professional fees	183,990
Advertising	166,186
Other expenses	483,891
TOTAL EXPENSES	15,834,497

NET INCOME	$	13,799

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
DECEMBER 31, 2016

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2015	$ 33,750	$ 116,430	$ 1,871,230	$ (14,431)	$ 2,006,979
Net income	-	-	13,799	-	13,799
Distributions	-	-	(921,967)	-	(921,967)
Balance, December 31, 2016	$ 33,750	$ 116,430	$ 963,062	$ (14,431)	$ 1,098,811

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

DECREASE IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from Service Fees and Commissions	$ 15,146,201	
Cash paid to affiliate	(9,930,545)	
Cash paid to employees, advisors and suppliers	(4,899,092)	
Dividend and interest	21,536	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 338,100

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures	(72,404)	
NET CASH USED FOR INVESTING ACTIVITIES		(72,404)

CASH FLOWS FROM FINANCING ACTIVITIES

Cash distributions	(921,967)	
NET CASH USED FOR FINANCING ACTIVITIES		(921,967)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(656,271)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		731,933
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 75,662

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

NET INCOME		$ 13,799

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES

Depreciation	64,990	
Amortization	21,500	

CHANGES IN ASSETS AND LIABILITIES THAT
PROVIDED (USED) CASH

Trading securities, net	(14,828)	
Receivable from clearing organization	(111,624)	
Other receivables	342,128	
Prepaid expenses	5,661	
Accrued advisor payout	(242,609)	
Accounts payable - related party	288,349	
Accrued expenses and other liabiliites	(29,266)	
TOTAL ADJUSTMENTS AND CHANGES		324,301
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 338,100

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the “Company”) is an introducing broker-dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the “Customer Protection Rule”). It does not hold funds or safe keep customer securities. The Company clears securities transactions through National Financial Services, LLC (NFS) on a fully disclosed basis.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in equity securities that have readily determinable fair values are classified and accounted for as trading securities. Realized and unrealized gains and losses on trading securities are included in revenue.

Furniture and Fixtures – Furniture and fixtures are carried at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2016, amounted to $64,990.

Intangible Assets - During the year ended December 31, 2015, the Company purchased a book of business from an existing investment advisor. As part of the acquisition, the Company recognized approximately $86,000 of intangible assets related primarily to the advisor’s customer list. These assets are being amortized over their estimated useful live of 4 years. The total amortization expense recorded during 2016 was $21,500 and the remaining unamortized balance of $53,750 will be amortized straight-line over the remaining estimated useful life of the asset. Certain identifiable intangible assets, such as customer relationships we acquire are evaluated for impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be recoverable.

Cash Flows – For purposes of the Statement of Cash Flows, the Company considers highly liquid investments, purchased with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with the majority of the clients located in the western Pennsylvania area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables – Receivables primarily consist of revenue due to the Company being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2016, amounted to $166,186.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on asset management fees are received periodically, but are recognized as revenue on a pro-rata basis over the term of the contract.

2. **INVESTMENTS**

Investment securities have been classified according to management's intent. A summary of investments classified as trading at December 31, 2016, is as follows:

	2016
Mutual funds - municipals	$ 1,497,762
Other investments	20,136
Total	$ 1,517,898

Trading securities gains (losses) included in earnings as of December 31, 2016, include $18,294 of dividends and ($5,464) related to the change in fair value for assets held at December 31, 2016.

3. **INCOME TAXES**

The Company, with the consent of its stockholders, has elected to have its income taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in other expenses on the Statement of Income. The Company's federal and state income tax returns for taxable years ending prior to 2013 are closed for purposes of examination by the Internal Revenue Service and state taxing authorities.

4. **PROFIT SHARING PLAN**

The Company is involved in a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company's allocated contribution was $381,910 to the plan during the year ended December 31, 2016.

5. **RELATED-PARTY TRANSACTIONS**

The Company has a payable of $1,291,516 to an affiliated corporation for various expenses that have been allocated between the corporations based on the terms of the expense sharing agreement.

6. **OPERATING LEASES**

The Company and an affiliated corporation have entered into a nine-year lease for the facilities they currently occupy. The first payment on this lease agreement commenced in March of 2013. The total monthly rental is $43,796 for the first three years; $45,881 for the next three years; and $47,967 for the remaining three years. The Company's portion of these rental payments is $29,802 for the first three years; $30,029 for the next three years; and $31,394 for the remaining three years.

The following is a schedule of future minimum rental payments required under the above leases as of December 31, 2016:

Year Ended	Amount
2017	360,349
2018	360,349
2019	373,999
2020	376,729
2021	376,729
Thereafter	62,788

Rental expense amounted to $399,494 for the year ended December 31, 2016.

7. **STOCKHOLDERS' EQUITY**

The stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $406,906 which was $274,896 in excess of its required net capital of $132,010. The Company's net capital ratio was 4.87 to 1.

9. **LITIGATION**

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

10.   FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels are defined as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the Statement of Financial Condition at their fair value as of December 31, 2016, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

| | December 31, 2016 | | | |
	Level I	Level II	Level III	Total
Assets:				
Trading Securities:				
Mutual funds- municipals	$ 1,497,762	$ -	$ -	$ 1,497,762
Other investments	$ 20,136	$ -	$ -	$ 20,136
Total	$ 1,517,898	$ -	$ -	$ 1,517,898

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Trading investment securities are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Additionally, certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, deposits held in accounts with clearing organization, trading securities, receivables, payables, and accrued expenses.

11.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities transactions are introduced on a fully disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

12.   SUBSEQUENT EVENTS

Management has reviewed events occurring through February xx, 2017, the date the financial statements were issued, and no other subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL
Total stockholders' equity $ 1,098,811

Less Nonallowable assets:
Receivables from brokers or dealers	98,076
Furniture and equipment	297,316
Intangible asset	53,750
Prepaid expenses	111,345

TOTAL NONALLOWABLE ASSETS   560,487

NET CAPITAL BEFORE HAIRCUTS   538,324

    Haircuts on trading securities - other   (131,418)

NET CAPITAL $ 406,906

AGGREGATE INDEBTEDNESS
    Accounts payable, accrued advisor payout $ 1,980,143

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

    Minimum net capital requirement $ 132,010

    Minimum dollar net capital requirement $ 50,000

    Net capital requirement $ 132,010

    Excess net capital $ 274,896

    Ratio: Aggregate indebtedness to net capital   4.87 to 1

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED
 FOCUS REPORT (FORM X 17A 5, PART IIA) $ 551,113

ADJUSTMENTS
    Adjustment to record Discretionary 401k Contribution   (144,207)

AUDITED NET CAPITAL $ 406,906

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis

Name of Clearing firms - National Financial Services

Allegheny Investments, Ltd. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, solely to assist you and the other specified parties in evaluating Allegheny Investments, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Allegheny Investments, Ltd.'s management is responsible for Allegheny Investments, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work papers noting any differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 28, 2017

S.R. Snodgrass, P.C. • 2009 Mackenzie Way, Suite 340 • Cranberry Township, Pennsylvania 16066 • Phone: 724-934-0344 • Fax: 724-934-0345

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022183 FINRA DEC
ALLEGHENY INVESTMENTS, LTD
STONE QUARRY CROSSING
811 CAMP HORNE ROAD SUITE 100
PITTSBURGH PA 15237-1282

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $1,737

B. Less payment made with SIPC-6 filed (**exclude interest**) (491)
8/17/16
Date Paid

C. Less prior overpayment applied (2,198)

D. Assessment balance due or (overpayment) (952)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $(952)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(952)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLEGHENY INVESTMENTS, LTD
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

PRESIDENT
(Title)

Dated the 28 day of FEBRUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 15,836,448

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   15,836,448

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   15,141,594

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   15,141,594

2d. SIPC Net Operating Revenues $ 694,854

2e. General Assessment @ .0025 $ 1,737

(to page 1, line 2.A.)

2



SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to the Securities Exchange Act Rule 17a-5(4)(b) for the fiscal period ended December 31, 2016, in which (a) Allegheny Investments, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Allegheny Investments, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(ii) (the "exemption provisions") and (b) Allegheny Investments, Ltd. stated that Allegheny Investments, Ltd. met the identified exemption provisions throughout the fiscal period ended December 31, 2016, without exception. Allegheny Investments, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegheny Investments, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240 15c3-3 under the Securities Exchange Act of 1934.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 28, 2017

EXEMPTION REPORT
Pursuant to SEA Rule 17a-5(4)(b)
For the Fiscal Period Ending December 31, 2016

I, Jonathan Kuhn, President, certify that, to the best of my knowledge and belief, the following statements made on behalf of SEC registered broker/dealer and FINRA member firm, Allegheny Investments, LTD, CRD # 7597, are true, accurate and complete:

- The Firm claimed an exemption from SEA Rule 15c3-3, (Customer Protection Rule) provided by paragraph k(2)(ii) of the Rule, for the fiscal period referenced above.

  The provisions of the Customer Protection Rule are not applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of SEA Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

- For the fiscal period referenced above, the Firm met the exemption provisions of paragraph k(2)(ii), without exception. The Firm clears customer transactions through National Financial, (CRD 13041) and promptly transmits all customer funds and securities to the clearing firm, which carries all of the accounts of such customers.

- The Firm has not recorded any exceptions to the exemption provisions of k(2)(ii) for the fiscal period referenced above.

Allegheny Investments, LTD



Signature	Date

2/28/17